FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of September, 2003
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
				      ------

For Immediate Release
September 10, 2003
RM: 25-03

    CRYSTALLEX COMPLETES FULL FEASIBILITY STUDY FOR LAS CRISTINAS

TORONTO, ONTARIO, September 10, 2003 - Crystallex International Corporation (TSX, AMEX: KRY) today announced that the economic viability of its Las Cristinas gold project located in Bolivar State in south-eastern Venezuela has been confirmed by a full Feasibility Study completed by SNC - Lavalin Engineers and Constructors, (SNCL). A copy of the Executive Summary of the Feasibility Study will be available on the Company's website at www.crystallex.com by early next week.

"We are delighted with the results of the Feasibility Study which clearly distinguish Las Cristinas as a premier gold deposit that can be economically developed and operated by conventional mining and gold processing technology. We look forward to quickly finalizing development plans with the CVG. The reserves delineated by the Feasibility Study transform Crystallex into the fifth largest North American-based gold company in terms of reserves," remarked Ken Thomas, Chief Operating Officer of Crystallex.


-----------------------------------------------------------------------------
Feasibility Study Operating Highlights
-----------------------------------------------------------------------------

Measured and Indicated Resources 1 (0.5g/t cut-off)     439 million tonnes grading 1.09 g/t
 							15.3 million ounces of contained gold


Mineable Reserves1, 2 (Proven and Probable)	 	246 million tonnes grading 1.29 g/t;
							10.2 million ounces of contained gold

Gold Price						US$325/oz.

Metallurgical Recovery 					89%

Daily Mill Throughput 					20,000 tonnes
Annual Mill Throughput 					7,300,000 tonnes
Overall Strip Ratio 					1.34
Mine Life 						34 years

Average Annual Gold Production - First Five Years 	311,000 ounces
Average Annual Gold Production - Life of Mine 		266,000 ounces

Development Capital 					US$243 million
VAT on Development Capital 3 				US$ 39 million

Operating Costs Per Tonne of Ore 			US$6.70
Total Cash Costs Per Ounce 4 - First Five Years 	US$144
Total Cash Costs Per Ounce 4 - Life of Mine 		US$196
----------------------------------------------------------------

				(2)

1 Mineral reserve and mineral resource estimates in the Feasibility Study have been estimated in accordance with the standards of the Canadian Institute of Mining and Metallurgy as adopted by the Canadian Securities Regulators in National Instrument 43-101.

2 Mineral reserves, which were calculated using a gold price of US$325/oz., are included in the mineral resources.

3 VAT is charged on goods and services during the construction period; however, is fully recoverable from gold sales revenues.

4 Includes royalties.

LAS CRISTINAS ECONOMIC HIGHLIGHTS

The Feasibility Study financial results, calculated at a gold price of US$325 per ounce, demonstrate that Las Cristinas can be economically developed as a large, open pit mining operation utilizing a conventional gravity and carbon-in-leach (CIL) gold processing circuit. SNC-Lavalin Capital's financial model was based upon the assumption of an all-equity financed project.

Based upon current proven and probable reserves of 10.2 million ounces and a gold price of US$325 per ounce, Las Cristinas will generate pre-tax cumulative free cashflow of US$742 million. At US$375 per ounce, pre-tax cumulative cashflow climbs to US$1.2 billion.

The tables below reflect the before and after tax financial returns generated at a gold price of US$325 per ounce and also at gold prices more reflective of current market conditions.

---------------------------------------------------------------------
BEFORE TAX 			     GOLD PRICE (US$/OUNCE)
  			      FEASIBILITY 	    SENSITIVITIES
---------------------------------------------------------------------
US$ millions 			$325 		$350 		$375
---------------------------------------------------------------------
Cumulative Free Cashflow 1 	$742 		$942 		$1,156
NPV @ 5% (unleveraged) 		$239 		$327 		$421
IRR (unleveraged) 		13.8% 		16.6% 		19.4%
Payback 			4.7 years 	4.1 years 	3.7 years
--------------------------------------------------------------------

1 Cumulative Free Cashflow is defined as cashflow net of development and sustaining capital, operating costs and royalties, including a 3% exploitation tax. Royalties include the 3% Exploitation Tax on gold sales payable to the Venezuelan Ministry of Mines and the royalty on gold sales payable to the CVG (1% if gold is <= $280/oz; 1.5% if gold is >$280/oz and < $350/oz; 2% if gold is >=$350/oz and <$400/oz and 3% if gold is >=$400/oz).

---------------------------------------------------------------------
AFTER TAX	 		      GOLD PRICE (US$/OUNCE)
  			     FEASIBILITY	     SENSITIVITIES
---------------------------------------------------------------------
US$ millions 			$325 		$350	 	$375
---------------------------------------------------------------------
Cumulative Free Cashflow 1 	$516 		$648 		$789
NPV @ 5% (unleveraged) 		$140 		$198 		$260
IRR  (unleveraged) 		10.5% 		12.5% 		14.6%
Payback 			6.9 years 	5.5 years 	4.7 years
----------------------------------------------------------------------

1 Cumulative Free Cashflow is defined as cashflow net of development and sustaining capital, operating costs and royalties, including a 3% exploitation tax, and an estimated 34% Venezuelan income tax.

				(3)

OVERVIEW

The overall Feasibility Study for Las Cristinas was prepared by SNCL. The Qualified Person in charge of the overall execution of the feasibility study
is John B. Scott, P. Eng.   The Study includes work performed by other
independent consultants under the coordination of SNCL. The geology, reserves and mining sections of the Study were prepared by Mine Development Associates of Reno Nevada. Metallurgical pilot plant testwork was conducted by SGS Lakefield Research in Ontario. Metallurgical process work was undertaken by J.R. Goode & Associates, Professor Andre Laplante of McGill University and SNCL. A hydrology study was undertaken by SRK Consulting in
Chile.   SNCL and Proconsult of Venezuela carried out environmental work.
Financial analysis was performed by SNC-Lavalin Capital Inc.

Las Cristinas is planned as a conventional truck and shovel open pit mine. Processing consists of crushing, semi-autogenous primary grinding (SAG) and secondary ball mill grinding. A gravity circuit is incorporated to recover free gold. Gold extraction is achieved in a conventional carbon-in-leach
(CIL) circuit. Gold is removed from the loaded carbon by pressure stripping, electrowinning and smelting to produce a gold dore. Mill throughput is planned at 20,000 tonnes per day; however, the mill has been designed to accommodate an expansion to 40,000 tonnes per day.

RESOURCE/RESERVE METHODOLOGY AND VERIFICATION

Mine Development Associates (MDA) completed a resource model that was based on an electronic database of drill, topographic, geologic and engineering data that Crystallex acquired from the Corporacion Venezolana de Guayana,
(CVG) in September 2002. Data from 1,174 drill holes and 108 trenches were included in the Las Cristinas database. Over 160,000 meters of drilling have been completed on the property (including trenches). In addition, MDA and Crystallex undertook a drill and sample assay program to verify the presence and tenor of the mineralization reported in the acquired database. The verification program included drilling 2,188 meters in twelve diamond drill holes and analyzing 275 quality assurance/quality control samples. MDA found that the verification drill results and check samples corroborate the tenor of gold mineralization previously reported. For additional confirmation, Crystallex and MDA re-assayed 262 pre-existing pulps, 200 pre-existing coarse rejects and 342 pre-existing quarter core samples. Mean grades are similar for both datasets.

RESERVES

Mineral reserve estimates were developed by MDA from its resource model using Medsystem- MineSight computer software. Two separate pits were designed: the larger Conductora, which contains the bulk of the reserves, and the Mesones. The Conductora pit was divided into five phases or pushbacks to improve project economics and delay waste mining as much as possible. Pit designs were based on a US$325 per ounce gold price and cut-off grades ranging from 0.46 g/t to 0.69 g/t, depending upon the material type.

--------------------------------------------------------------------
Pit	     Reserve Category 	Tonnes    Average    Contained
				(000)	Grade (g/t)  Ounces(x 000)
--------------------------------------------------------------------
Conductora   Proven 		36,620     1.38      1,625
	     Probable           187,117    1.27      7,669

Mesones      Probable 		21,922     1.24      871

Total 	     Proven 		36,620 	   1.38      1,625
 	     Probable 		209,039	   1.27      8,540

TOTAL 	     PROVEN  		245,659    1.29      10,165
 	     & PROBABLE
--------------------------------------------------------------------

The deposit is open ended at depth. Additional drilling may result in upgrading some or all of the 208 million tonnes of Inferred Resources to Measured or Indicated Resources, which could add to reserves.

				(4)

MINING

The saprolite ore will likely be mined by a contractor using a fleet of all-wheel drive trucks, while the bedrock ore will be mined by Crystallex using a fleet of standard 136 tonne haul trucks and 21 cubic metre capacity excavators. Different equipment is used in the saprolite and bedrock ores due to the different material characteristics. Mining will consist of drilling and blasting of the bedrock ore
(the saprolite ore does not require blasting) and hauling by truck to stockpiles or a crusher located at the processing plant.

The mine production schedule is based upon providing the plant with 20,000 tonnes of ore per day, or 7.3 million ore tonnes per year. This results in a mine life of 34 years. The average strip ratio over the life of the mine is 1.34:1.

Stockpiling and blending of the ore types will be utilized to optimize plant throughput and gold recovery.

METALLURGY

The Las Cristinas deposit comprises a sequence of oxidized saprolite (SAPO), sulphide saprolite (SAPS), carbonate leached bedrock (CLB) and carbonate stable bedrock (CSB). Gold occurs in all ore types at similar grades. Copper is absent from the SAPO, enriched in the SAPS and present at low levels in the CLB and CSB.

A review of available metallurgical data by SNCL and J.R. Goode and Associates and various trade-off studies indicated that direct leaching of the ore and on-site production of bullion would provide optimum gold recovery rates and project economics. To confirm the direct leach process and to determine the gold recovery and reagent requirements and generate plant design data, a comprehensive bench test and pilot plant operation were conducted at SGS Lakefield Research during the months of April through August 2003. The tests were conducted on several samples of all four ore types. Samples of Conductora ore were also sent to McGill University for gravity recovery testwork. Outokumpu also conducted pilot plant settling tests on several samples. Gold recoveries have been estimated by SGS Lakefield Research to be 98.0 % for SAPO, 86.8% for SAPS, 87.6% for CLB and 87.6 % for CSB.

The pilot plant was operated for three weeks in which blended, batch ground/gravity concentrated ore was subject to carbon-in-leach processing. The gravity and pilot plant tests resulted in an overall average recovery (gravity+leaching) of 89% for the planned SAPO/SAPS/CLB/CSB ore blend.

PROCESSING

The processing plant consists of crushing, semi-autogenous primary grinding, followed by secondary grinding in a ball mill.

A gravity recovery circuit is included in the grinding circuit for recovery of free coarse gold prior to regrinding in the ball mill.

Gold extraction is achieved in a conventional carbon-in-leach circuit. Gold is removed from the loaded carbon by pressure stripping, followed by electrowinning of the gold metal from the pregnant solution and smelting of a dore bar.

				(5)

INFRASTRUCTURE AND SERVICES

A long history of mining and industrial projects in Bolivar State makes the region very suitable for the development of a large gold mining project. The Las Cristinas site is serviced by paved highway from the Venezuelan port of Puerto Ordaz, a major industrial city located on the Orinoco River, some 360 kilometres from Las Cristinas. Las Cristinas is located 6 kilometres west of the village of Las Claritas, which is on the main highway from Puerto Ordaz.

An existing 400 kV power line parallels the main highway from Puerto Ordaz. A new substation was constructed six kilometres from Las Cristinas in 2001 to service the area. The substation has two 150 MVA power transformers and provision has been made to supply Las Cristinas via a new six kilometre 230 kV overhead power line. The site power demand is estimated at 30 MW which can be adequately supplied by the substation. Adequate power is available to support a Project expansion to 40,000 tonnes per day.

TAILINGS MANAGEMENT FACILITIES (TMF)

The tailings dam is a conventional centre line structure with a centre wall drain and buttressed by waste rock. The dam wall is rolled saprolite and the dam floor is impervious saprolite (clay) up to 20 to 40 meters thick. The area has an earthquake rating of zero (the lowest rating). The TMF was designed to national and internationally accepted practise and risk ratings in respect of earthquake and flood events.

ENVIRONMENTAL MANAGEMENT

SNCL has conducted a preliminary environmental impact analysis and assessment of potential environmental impacts associated with the construction and operation of the Las Cristinas project. A Preliminary Environmental Impact Assessment, (EIA) is scheduled for completion by SNCL shortly. A Final EIA, Site Closure and Rehabilitation Plan together with an Environmental Management Plan that meets Venezuelan and World Bank standards will be completed as detailed engineering progresses.

As a result of the Project design parameters chosen and the nature of the orebody, the Preliminary Environmental Impact Analysis has concluded that:

	o Risk of significant environmental contamination from effluent discharges is low.
	o Risk of Tailings Management Facility failure or environmental contamination is low.
	o Permitting is expected to be straightforward based on ongoing discussions and informational review with the Venezuelan Ministry of Environment and Natural Resources. All work will be completed to Venezuelan and World Bank standards.
	o Risk of contamination following closure is low.

Further work undertaken as the Project advances to the next stage will aim to confirm these conclusions.

				(6)

CAPITAL COST ESTIMATES

Capital cost estimates are based upon new equipment and are expressed in US dollars.

-----------------------------------------------------------------------
Item 						Cost Estimate (US$,000)
-----------------------------------------------------------------------
Mine 								27,258
Process Plant							80,196
Tailings Management Facility 					24,490
Infrastructure 							27,728
SUB-TOTAL DIRECT COSTS					       160,672

Owner's Cost 							10,000
Indirect Costs (including contingency) 				72,095
TOTAL COSTS 						       242,767

VAT 1 								38,843
TOTAL INITIAL CAPITAL REQUIREMENT 			      $281,610
----------------------------------------------------------------------

1 VAT of 16.5% has been applied to the total capital costs. This is fully recovered over the first two and one half years from gold sales revenues.

OPERATING COST ESTIMATES (AT US$325 GOLD)

Total cash costs for the first five years of production are estimated at US$130 per ounce before royalties and US$144 per ounce including royalties. Over the life of mine, average total cash costs are estimated at US$182 per ounce of gold ($6.70/tonne of ore) before royalties and US$196 per ounce including royalties. Unit operating costs by area are tabled below:

--------------------------------------------------------------
ITEM 		OP. COST/TONNE ORE 	OP. COST/OUNCE GOLD 1
--------------------------------------------------------------
Mining 		$2.94 			$80
Processing 	$3.38 			$92
G&A 		$0.38 			$10
TOTAL 		$6.70 			$182
-------------------------------------------------------------

1 Excludes royalties.

FINANCIAL ANALYSIS

SNC-Lavalin Capital prepared a financial model for the Las Cristinas Project. The model was run in US dollars with no allowance for inflation. The model includes all capital costs, operating costs, royalties and a 34% income tax. Depreciation was conservatively assumed for a 20 year life on a straight line basis. An existing investment tax credit of 10% of the development capital cost is utilized to offset income taxes during the first two years of production. For simplicity, the model assumed that the Project is financed entirely with equity; however, the application of project debt will improve the already robust internal rate of return. The Base Case model used a gold price of $325 per ounce. Key results are as follows:

------------------------------------------------------
 		Before Tax 		After Tax
------------------------------------------------------
Gold Price 	$325 per ounce		$325 per ounce

Cumulative
Free Cashflow 	$742 million		$516 million

NPV @ 5% 	$239 million 		$140 million

IRR 		13.8%			10.5%

Payback 	4.7 years		6.9 years
-----------------------------------------------------

				(7)

A sensitivity analysis was performed which considered the impact to the financial results from changes to the gold price, capital costs and operating costs. The analysis indicated that the Las Cristinas financial results are most sensitive to changes in the gold price. On an pre-tax basis, a 10% increase in the gold price resulted in a 29% increase in the IRR to 17.8%, while similar decreases to the capital or operating costs yielded IRR increases of only 15% in both cases.

Sensitivity results, illustrated independently for changes to the gold price, operating costs and capital costs, on a pre-tax basis are presented below:

----------------------------------------------------------------
GOLD PRICE  IRR     OPERATING COSTS  IRR     CAPITAL COSTS  IRR
----------------------------------------------------------------
US$/oz	     %         % of Base       %        % of Base     %
----------------------------------------------------------------
$260 	    4.0% 	  80% 	     17.9% 	  80% 	    18.5%
$293 	    9.5% 	  90%        15.9%  	  90% 	    15.9%
$325 	   13.8% 	 100% 	     13.8% 	 100% 	    13.8%
$355 	   17.8% 	 110% 	     11.5% 	 110% 	    12.1%
$390 	   21.5% 	 120% 	      8.9% 	 120% 	    10.7%
----------------------------------------------------------------

The Feasibility Study has been provided to the CVG in accordance with the Mining Operation Contract signed in September 2002.

NEXT STEPS - PROJECT IMPLEMENTATION

The next phase of advancing Las Cristinas, which is estimated to extend through the first quarter of 2004, will focus on awarding an Engineering Procurement and Construction Management mandate, initiating Detailed Engineering work, completing the Preliminary and Final EIS reports, and securing the Land Use Permit and the Permit to Impact the Environment. The Company will also continue to advance the social programs committed to under the terms of Crystallex's Mining Operation Contract. These include providing new water treatment facilities, sewerage systems, houses and road improvements for the local communities. In addition, the Company will continue to work with its financial advisors to determine the optimum financing structure and sources of debt financing for Las Cristinas.

About Crystallex: Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex is focused on strategic growth in South America. The Company's principle asset is the Las Cristinas property in Venezuela. The Mining Agreement gives Crystallex 100 percent control of the reserves and resources of this project. Crystallex is currently working on the final feasibility study to support its development plans for Las
Cristinas.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com
Email us at: mail@crystallex.com

Note: This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Please Note: The estimates described in this study and herein qualifies as reserves in accordance with Canadian National Instrument 43-101. However, they do not necessarily qualify as reserves for United States reporting purposes. Therefore, readers should not assume that the information provided in the study and in this release is acceptable for United States reporting purposes, Furthermore, readers should note that measured and indicated resources presented herein would not be acceptable for United States reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this new release.

				(8)

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   September 10, 2003     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature